WORKSPORT LTD.	414-3120 Rutherford Road, Suite 414 Vaughan, Ontario, Canada L4K 0B2

October 21, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	SiSi Cheng
W. John Cash
Edward M. Kelly
Erin M. Purnell

Re:	Worksport, Ltd.
Amendment No 2 to Offering Statement on Form 1-A
Filed September 29, 2020
File No. 24-11271

Dear Sir or Madam:

Worksport, Ltd. (the “Company”) is filing amendment number 3 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to Steven Rossi, President of the Company, dated October 13, 2020 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 2 to Offering Statement on Form 1-A filed September 29, 2020

Cover Page of Offering Circular, page 1

1. Revised disclosure here and on page 48 under “Plan of Distribution” that the offering will terminate on the earlier of (1) one year from the qualification date or (2) the date on which the maximum offering is sold is inconsistent with the statement immediately following on the cover page of the offering circular and disclosure on page 6 that the offering may continue to be offered and sold within two years from the initial qualification date. Please reconcile the disclosures.

We have corrected page 6 to reflect that the offering may only continue for one year from the initial qualification date.

Dilution, page 25

2. We note your response to prior comment 5. Please revise your calculation of net tangible book value using total assets less total liabilities, excluding intangible assets.

We have revised the calculation accordingly and have edited the disclosure in the Dilution Section.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Steven Rossi
Steven Rossi